December 5, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.
Registration Statement on Form S-1
File No. 333-221581

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of GigCapital, Inc., a Delaware corporation (the “Company”), that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-221581) be accelerated to 4:00 p.m., Eastern Standard Time, on Thursday, December 7, 2017 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 105 copies of the preliminary prospectus dated November 28, 2017, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, COWEN AND COMPANY, LLC for itself the other several underwriters
By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director